Exhibit (d)(3)

AMENDED SCHEDULE A

DATED January 29, 2024

TO

INVESTMENT ADVISORY AGREEMENT

DATED April 30, 2021

BETWEEN

WAYCROSS INDEPENDENT TRUST

AND

Waycross PARTNERS, Llc

Name of Fund	Management Fee*
Waycross Managed Risk Equity Fund (formerly, Waycross Long/Short Equity Fund)	1.25%
Waycross Focused Core Equity Fund	0.66%

* As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

IN WITNESS WHEREOF, the parties hereto have executed this Amended Schedule A as of the date first above written.

Waycross Independent Trust	Waycross Partners, LLC
By: /s/ Matthew G. Bevin	By: /s/ Christopher Greco
Name: Matthew G. Bevin Title: President	Name: Christopher Greco Title: CEO